FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, T3C 0X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: January 31, 2003	By: /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and CEO

MATERIAL CHANGE REPORT
UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO);
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA);
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND);
SECTION 118(1)(b) OF THE SECURITIES ACT (ALBERTA);
SECTION 85(1)(b) OF THE SECURITIES ACT (BRITISH COLUMBIA);
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN); AND
SECTION 73 OF THE SECURITIES ACT (QUEBEC)

Item 1. –  Reporting Issuer:

Central Fund of Canada Limited
1323 15th Avenue S.W., Suite 805
Calgary, Alberta
T3C 0X8

Item 2. – Date of Material Change:

January 22, 2003

Item 3. – Press Releases:

Issued by Central Fund of Canada Limited ("Central Fund") (CEF: AMEX; CEF.A: TSX) on January 22, 2003 and January 30, 2003 at Toronto, Ontario, Canada.

Item 4. – Summary of Material Change:

On January 22, 2003 Central Fund announced that it entered into an agreement with CIBC World Markets Inc. (the “Underwriter”) under which the Underwriter agreed to sell on a private placement basis to subscribers in Ontario and in the United States 3,500,000 Class A Shares of Central Fund at U.S.$4.37 (approximately Cdn.$6.71) per Class A Share.

Item 5. – Full Description of Material Change:

On January 22, 2003 Central Fund announced that it entered into an agreement with the Underwriter under which the Underwriter agreed to sell on a private placement basis to subscribers in Ontario and in the United States 3,500,000 Class A Shares of Central Fund at U.S.$4.37 (approximately Cdn.$6.71) per Class A Share.

On January 30, 2003, Central Fund announced that it had completed the sale of the 3,500,000 Class A Shares to qualified subscribers and raised total gross proceeds of U.S.$15,295,000.

The issue was completed at a price that was non-dilutive to the net asset value of Class A shareholders prior to the issue, since the issue price incorporated a sufficient net asset value premium to offset all of the expenses and underwriters’ commission associated with the offering.

In accordance with its investment policies, Central Fund has invested net proceeds of approximately U.S.$13,556,480 in approximately 22,400 fine ounces of gold and 1,120,000 ounces of silver with approximately U.S.$820,820 in cash left available for further bullion purchases and working capital.

2.

The new total of issued and outstanding Class A Shares of Central Fund is 39,297,520. The investment holdings of Central Fund are now represented by approximately 261,328 fine ounces of gold, 13,066,381 ounces of silver and U.S.$3,875,000 primarily in cash.

Item 6. – Reliance on Section 75(3) of the Act:

N/A

Item 7. – Omitted Information:

N/A

Item 8. – Senior Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer
Telephone:     (905)648-7878
Facsimile:       (905) 648-4196
e-mail:             sspicer@nas.net

Item 9. – Statement of Senior Officer:

              The foregoing accurately discloses the material change referred to herein.

              DATED at Ancaster, Ontario this 30th day of January, 2003.

/s/ J.C. Stefan Spicer J.C. Stefan Spicer President and Chief Executive Officer Central Fund of Canada Limited